February 4, 2008

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

   RE: SuperDirectories, Inc.
      Amendment No. 7 to the Registration Statement on
      Form 10-SB
      Filed December 31, 2007
      File No. 0-51533

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competitive Situation, page 5

1. We reissue comment two from our letter dated October 26, 2007. Provide clear disclosure both in this section and throughout, that because the company's database is directly dependent upon funding, since the company has not generated revenues to date, the company's searchable results will continue to be limited dependent upon the company's financial situation. Add a risk factor.

2. We reissue comment three from our letter dated October 26, 2007. Given the seven years of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon your business and the ability of your business to compete.

3. We reissue comment four from our letter dated October 26, 2007. Clearly and prominently disclose the potential limitations on SuperDirectories' information such as slower updating of information in the directories, a higher level of specificity in the search term, etc.

4. Please provide the disclosure required by Item 101(b)(4) of Regulation S-B. You removed the disclosure discussing competition, including the names of your competitors.

Risk Factors, page 9

5. We reissue comment 10 from our letter dated October 26, 2007. Revise the last risk factor on page 14 to provide a more detailed discussion of the facts that led to the potential rescission liability. Clarify in greater detail the potential problems with the rescission offer.

6. Please add back the prior disclosure in the risk factor regarding one of the terms of the agreement – that Mr. Wright was to assist in getting the stock quoted on the OTC Bulletin Board – and that performance of these services would render the company ineligible to register the shares issued to Mr. Wright on Form S-8. This information is material to an understanding of the facts underlying the risk to the company.

"We may be unable to respond to the rapid technological change…", page 13

7. *Please add the initial sentence of your response to comment 4 from your December 28, 2007 letter after the third sentence of this risk factor description.*

Marketing Activities, page 6

8. It is unclear why this section is located after the risk factors when this section is located before the risk factors in the Form 10-SB. Please revise to be consistent with the Form.

9. Please add the second paragraph of your response to comment 9 from your December 28, 2007 letter to this section.

Plan of Operations

10. We reissue comment 14 from our letter dated October 26, 2007. Please revise the disclosure in this section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged, and any other material information regarding this proposed program. We continue to note that your website indicates that you plan to engage in these

bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

11. We note the disclosure in the paragraph at the bottom of page 17 and that in the paragraph at the top of page 18 with respect to the company's plans for its marketing activities. Inasmuch as it appears that there will be significant costs incurred by September 30, 2008 with respect to the marketing activities, it is not apparent why the costs of the national marketing plan are not included in the Plan of Operations for the next 12 months, as stated. In addition, given the costs associated with the marketing activities, as previously requested, disclose in greater detail your plan of operations if you are unable to raise sufficient funds necessary to implement your business plan. Also, clarify the business activities that you will undertake if you are unable to raise any funds.

12. Please expand your table of expected expenditures to show your plan of operations for the full twelve months.

Item 4. Recent Sales of Unregistered Securities, page 34

13. We reissue comment 15 from our letter dated October 26, 2007. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment

General

14. We reissue comment 18 from our letter dated October 26, 2007. Please amend the Form 10-KSB to comply with the above comments, as applicable.

<u>Closing Comments</u>

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.

Sincerely,

John Reynolds
Assistant Director

cc: Charles B. Jarrett, Esq.
     via fax (412) 803-3678